UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

GA COMPUTER SCIENCES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

361402 20 9
(CUSIP Number)

PETER HOYLE
1240 Glen Abbey Drive Burnaby,
British Columbia, Canada V5A 3Y4
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 361402 20 9

1.	Names of Reporting Persons Peter Hoyle
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: Nil Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: Nil Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

Cusip No. 361402 20 9

This Schedule 13D/A (Amendment No. 1) is being filed by Peter Hoyle to amend and supplement the Schedule 13D of the Reporting Person dated October 13, 2005 filed with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $0.001 per share (the “Shares”), of GA Computer Sciences Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 349 – 6450 Hastings Street, Burnaby, British Columbia, Canada V5B 4Z5.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

PETER HOYLE (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 349 – 6450 Hastings Street, Burnaby, British Columbia, Canada V5B 4Z5.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of GA Computer Sciences Inc. since its inception on March 10, 2004 to November 13, 2006.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

Cusip No. 361402 20 9

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount paid for the 3,965,000 shares owned by Mr. Hoyle was $17,000 and he paid for these shares out of his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The Reporting Person sold 39,650,000 shares of common stock held by him to WKB Beteiligungsgesellschaft mbH (“WKB”) for consideration of $9,754 as part of a larger transaction where WKB acquired control of the Company pursuant to a share purchase agreement dated July 31, 2006 (the “Share Purchase Agreement”) under which the Company acquired 100% of the issued and outstanding shares of Vitavea AG, a German based nutritional supplements company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership: As of November 13, 2006, the Reporting Person does not beneficially own any securities of the Company.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Pursuant to the terms of the Share Purchase Agreement, the Reporting Person transferred 39,650,000 shares of common stock held by him to WKB at an aggregate purchase price of $9,754.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

November 13, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1

Share Purchase Agreement among GA Computer Sciences Inc., Vitavea AG, WKB Beteiligungsgesellschaft mbH, Crystalwood Holdings Ltd., Peter J. Hoyle and Lina Zhou, dated for reference the 31st day of July, 2006.(1)

(1)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on August 9, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2006
Date

/s/ Peter Hoyle
Signature

PETER HOYLE
Name/Title